Basic Company Information

1. Company Name: Vernafund CF LLC
2. Company Address: 3767 Rockdale Drive Dallas TX 75220
3. Company Phone Number: 214-699-8810
4. Company Website: https://theapartmentqueen.sppx.io/ and www.theapartmentqueen.com

Business Description

5. Business Overview
6. and Business Plan

The Issuer is a real estate company in the business of buying, selling, and managing multi-family residential real estate assets. The business plan of the Issuer is to purchase an unidentified property in the State of Texas with a projected value of $8,700,000 at year 5 from the date of purchase. This valuation is based upon reasonable projections calculated using valuations of similarly-situated, multi-family residential properties having a range of units between 25-1,200, a valuation between $500,000 and $15,000,000, and an occupancy rate between 0-100%. Currently, the Issuer has no revenues.

For the socially conscious investor who wants their money to make the world a better place, The Apartment Queen provides an option for a lucrative return that also feels good in your heart. Multi-family investments are a stable, tangible option to boost your 401k, IRA, or pension. We sell investment Securities or the opportunity to buy shares of a cash-flowing apartment for less than the market average. We provide a return on investor capital.You can invest at any level; the minimum is only $1,000. We make real estate investment an achievable goal through the crowdsourcing platform. You can reap your return or reinvest your profits to continue earning.

See the following link, Business Plan made a part hereof:

https://www.dropbox.com/scl/fi/h73pvr6576nxdgcm4x9ye/Exhibit-A-Business-Plan-cf-final-deck.pptx?rlkey=84npiusyu2m3mywtokuadgjwo&st=hf57lam0&dl=0

Financial Information

A. Financial Statements:total annual gross revenues or the total offering amount from all securities in the past 12 months are less than $124,000, company principal executive officer Is certifiying them.

B. Revenue and Expenses: Company's total revenue and total expenses for the most recent fiscal year:

Use of Proceeds:

- Funds Utilization: The company raised $105,000 through crowdfunding. Issuer intended to use the proceeds of this offering:

If we raise: $25,000

Use of Proceeds:

Category of Cost #1 –

Soft Costs (legal, architect, engineering, title,

surveyor, and realtor fees)

$24,250

Category of Cost #2 - Regulated Crowdfunding Intermediary Fees

2) $750

If we raise: $107,000

B. Construction Management Fees, and Acquisition Fees

$64,200

Considerations:

A) The ability to recruit and/or obtain legal, surveyor, engineer, architect,

and realtor at quoted prices.

Actual Costs Incurred 2022-2023:

$3500 for Mongio and Associates GAAP financial review 2022

$450 for KL Siple CPA GAAP review 2023

$2500 crowd check to get offering compliance reviewed

$17,143.75 E. Carter atty. Offering 1

$2,000 acquisition fees to manager

$6300 to Crowdfund platform fee 6% Silicon prairie

$2500 Asher Ang CF Kelley Clarke PLLC CF offering FINAL accepted draft atty. #2

$99,000 Equity investment into Texas Park Royal Apartments LLC

Total spent: $133,393.72

Deviations from the planned use of proceeds, provide a rationale for these changes:

Our initially chosen atty. Contact could not finish the filings for CF (A. Merchant and E. Carter). These attorneys required us to file unexpected additional companies which took additional billable hours. We needed to hire an unexpected third attorney to finish the offering and pay for their time and filing costs. The platform we hired required an unexpected additional crowd check and unexpected additional two financial reviews, even though the Form C requirements from the SEC says we can self-certify our financials.we had to abide by their platform rules to raise the funds.

3. Financial Information

- Financial Statements: Total Assets: $99,000
- Cash & Cash Equivalents: $0
- Accounts Receivable: $0
- Short-term Debt: $0
- Long-term Debt: $0
- Revenues/Sales: $0
- Cost of Goods Sold: $0
- Taxes Paid: $0
- Net Income: $0

C.   Cash Flow: Provide details on your cash flow situation, including net cash provided by operating, investing, and financing activities.

Zero net cashflow.

Ownership and Capital Structure

11. Ownership Structure:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
APQFUNDMGR, LLC	Managing Member and Common Class Membership	20% Beneficial Ownership in the Issuer	$20,000
Tahoewego2 LLC	Promoter	100% Beneficial Ownership in APQFUNDMGR, LLC	$20,000
Vernafund 20 LLC	Common equity	80% Beneficial Ownership in the issuer	$80,000

LP percentages	txid	investor name
28.57	20230414-3413	Erickson, Amanda
23.8	20221216-2997	Letourneau, Cindy
16.66	20230104-3093	Racz, Anna
14.2857	20221212-2973	Scott, Brandy
9.52	20221213-2980	Rodriguez, Noelani
7.14	20221228-3049	L'Azou, Jaymi

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

12. Outstanding Securities: Describe the securities issued and outstanding, including the terms of the securities.

Equity Section: Stockholders' Equity as "Additional Paid-In Capital"

The Company is an LLC with a single Class of A-1 Preferred membership shares that have no voting rights

Class of Security	Securities or Amount) Authorized	Securities or Amount) Outstanding	Voting Rights
Class A-1 Units	6,000	1,000	No
Common Class	x	x	

Rights

0% of Cash on Cash
Distribution Rights after 7% of
Cash on Cash Distributions to
Preferred Members pro rata,
then 80% of Cash on Cash
Distributions to Preferred
Members pro rata with 20%
distributed to the Common
Class

13. Capital Raised: How much capital has your company raised through crowdfunding during the most recent fiscal year (2023)?

$0

Directors, Officers, and Significant Employees

14. **DIRECTORS OF THE COMPANY**

Name	Title	Principal occupation	employer	Dates of service
APQFUNDMGR,LLC	Managing member	Kaylee McMahon investor & mgr	self-Employed	2018-Current

15. **OFFICERS OF THE COMPANY**

Name/ By	Title/ Position	Dates of Service	Responsibilities
APQFUNDMGR,LLC Kayle McMahon	Managing Member/ Managing Member	11/2020-Present	The Managing Member has the sole power to sign and execute all contracts authorized either generally or specifically by the Company, unless the Company shall specifically require an additional signature. The Managing Member shall perform all the duties usually incident to the office of "Manager" of a limited liability company and shall perform such other duties as from time to time as outlined in the operating agreements of the Company.

16. **Business Experience:** of each Officer for the past three (4) years
Name: APQFUNDMGR, LLC
Title: Managing Member
By: Kaylee McMahon

Employer 1: Los Prados Apartments (Self-employed)
Employer's Principal Business: real estate management
Dates of Service: 2002-present
Responsibilities: General Partner

Employer 2: ReByKaylee, LLC
Employer's Principal Business: Real Estate Brokerage
Dates of Service: 2018-present
Responsibilities: List and represent buyers purchasing homes; place renters in apartments, homes, and offices; train real estate agents; hold errors and omissions insurance; help investors purchase land for development; buy, rehabilitate, and resell residential homes quickly for profit; manage real estate transactions on behalf of other real estate companies, including keeping proper documentation of real estate transactions, and helping with marketing packages for the disposition of property; work with a real estate fund from California (WEDGEWOOD INT) in order to buy, rehabilitate, and resell homes quickly.

Employer 3: The Apartment Queen (Self-employed)
Employer's Principal Business: Resident Real Estate Business and Management
Dates of Service: 2018-present
Responsibilities: Managing the purchase, finance, negotiation, rehabilitation, project management, and company operations of real estate companies.

Employer 4: Meadows Apartments (Self-employed)
Employer's Principal Business: real estate management
Dates of Service: 2019-present
Responsibilities: General Partner

Employer 5: Flats at 230 Apartments (Self-employed)
Employer's Principal Business: real estate management
Dates of Service: 2019-present
Responsibilities: General Partner

Former Employer 1: The Aspens Apartments (Self-employed)
Employer's Principal Business: real estate management
Dates of Service: 2019-2021

Responsibilities: Key Principal; sold real estate asset at 1.96X

Former Employer 2: Century Tree Apartments (Self-employed)
Employer's Principal Business: real estate management
Dates of Service: 2019-2021
Responsibilities: Key Principal; sold real estate asset at 1.96X

Employer 6: SheVest App (Self-employed)
Employer's Principal Business: Fintech Application and Educational Platform for Commercial Real Estate Investments
Dates of Service: 2020-present
Responsibilities: Development team lead; Marketing via word of mouth; setting online SEO presence to project growth; find partners to raise next funding round.

Employer 7: Vernafund20, LLC (Self-employed)
Employer's Principal Business: real estate asset management
Dates of Service: 2020-present
Responsibilities: Managing real estate assets in Texas and Arizona.

Employer 8: Leuda May Apartments (Self-employed)
Employer's Principal Business: real estate management
Dates of Service: 2020-present
Responsibilities:-Key Principle and Asset Manager

Employer 9: Big Sister Security (Self-employed)
Employer's Principal Business: IT and data security
Dates of Service: 2021-present
Responsibilities: Coordinate with marketing, SEO, blog writer for content schedules surrounding information on data and security laws; provide updates in news relating to relevant content; consult and meet with clients currently threatened in business or personal relationships in order to protect their data, funds, and keep the perpetrator accountable via various legal data security and accountability methodologies; form crisis/threat response plan at initial meeting for threat intelligence and deep search over time changes to compliment new discoveries; provide invoicing for consulting and security services; schedule clients at regular meetings in order to communicate progress of their threat or crisis response plan.

Employer 10: Park Royal Apartments (Self-employed)
Employer's Principal Business: real estate management
Dates of Service: 2021-present
Responsibilities: Key principal and asset manager

Employer 10: Sonrisa Apartments (Self-employed)
Employer's Principal Business: real estate management
Dates of Service: 2021-present
Responsibilities: General Partner

17. Key Employees:

none

Risk Factors

17. Risks:

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

In addition to the other information provided elsewhere, the Company believes that the following risk factors are the most significant for potential Investors and should be considered carefully in evaluating whether to make an investment in the Company. If any of the risks described in this document actually occurs, the Company may not be able to conduct its business as currently planned and its financial condition, operating results and cash flows could be seriously harmed.

The risks listed do not necessarily comprise all those associated with an investment in the Company. Additional risks and uncertainties not presently known to the Company, or which the Company currently deems not as significant as those listed herein, may also have an adverse effect on the Company. Thus, investments in the Company and its Co-Issuers may never be profitable and substantial losses may occur. Likewise, the securities being offered by the Company and its Co-Issuers have not been submitted to any rating agency to obtain an opinion or rating of the risk of investment. This means that an investment in the Company and the Co-Issuers is speculative and the exact return on investment is unknown.

THIS IS A SPECULATIVE INVESTMENT

The Investor must be willing and able to tolerate a total loss of his/her investment, as this is a speculative venture. Investments in private companies, particularly early to mid-stage private companies involve a high degree of risk. The Company will be comparatively vulnerable to adverse developments such as rapid changes in technology, fluctuations of demand and prices and to marketing competition from larger, better established companies, as well as more vulnerable to catastrophic weather events or other "Acts of God," wars, pandemics, epidemics, or other acts of force majeure.

The Investor acknowledges that any projections, forecasts or estimates as may have been provided to the Investor are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projection, such as forecasts and estimates are based upon assumptions of marketing trends, if any, which are subject to change and which are beyond the control of Company or its management. Investment in the Company may never be profitable and substantial losses may occur. Actual financial performance of the Company may not match its predictions which would mean that the Company may not generate expected returns. Actual returns may differ dramatically from expected returns. As such, this Investment is suitable only for persons who can bear the economic risk for an indefinite period of time and who can afford to lose their entire investment.

INVESTMENTS IN UNIDENTIFIED REAL ESTATE PROPERTIES CREATE A HIGHER RISK THAN INVESTMENTS IN IDENTIFIED REAL ESTATE PROPERTIES

Investments in real estate companies involve a particular high-degree of risk. This is because the real estate industry is heavily regulated by local, State, and federal laws, including local zoning and land use rules, regulations pertaining to government subsidies, and various environmental regulations regarding real property. This high regulatory environment puts a strain on the real estate industry and limits the business potential of the Company. Other risks of managing real estate companies include a high risk of personal injury-related lawsuits that often accompany residential real estate, and various other legal liability issues that typically affect residential real properties that the Company plans to own and manage. Currently, the Company plans to buy an unidentified multi-unit residential real estate which makes the foregoing risks and liabilities even higher as real property is unique and each one varies. Therefore the Company cannot guarantee any profits or returns to Investors and there is a substantial risk that Investors will lose out on its entire investment.

INVESTMENTS IN SPECIAL PURPOSE VEHICLES CREATES A HIGHER RISK THAN DIRECT INVESTMENTS IN THE COMPANY

The Company is a special purpose vehicle or crowdfunding vehicle with plans to make one class of equity investments in Vernafund 20, LLC ("VF20"). VF20 will be the only investment that the Company will make. The sole purpose of the Company is to act as a conduit of investment for the VF20 to help the VF20 better manage and identify its Investors. The Company may not make any other investments or conduct any other business purpose. As such, the Investors investing directly in the Company could lose all or substantially all of its investment should VF20 fail to generate any or sufficient revenues or cash flows to satisfy both its operations and returns to Investors. Therefore, Company carry substantial risk to the loss of return for its Investors.

NO GUARANTEE OF RETURN
No assurance can be given that the Investor will realize a substantial return on investment, or any return at all, or that the Investor will not lose a substantial portion or all of the investment. For this reason, Investor should carefully read all disclosure materials and should consult with an attorney, accountant, and/or business advisor prior to making any investment decision.

RISK OF LITIGATION AND UNINSURED LOSSES
If the Company is subjected to lawsuits or proceedings by government entities or private parties, or other investors, then expenses or liabilities of the Company arising from any such suit would be borne by the Company. On May 14, 2020, Kaylee McMahon, Managing Member of APQFUNDMGR, LLC, Managing Member of the Issuer, was named as a Defendant in a Petition and Application for a Temporary Restraining Order, Temporary
Injunction, and Permanent Injunction concerning allegations of breach of fiduciary duty and misappropriation of funds. On August 19, 2020, a Texas District Court sent a notice to dismiss the above Petition and Application for a Temporary Restraining Order, Temporary
Injunction, and Permanent Injunction for Plaintiff's failure to prosecute. On May 5, 2021, Kaylee McMahon, Managing Member of APQFUNDMGR, LLC, Managing Member of the Issuer, was named as a Defendant in an Amended Petition and Application for a Temporary Restraining Order, Temporary Injunction, and Permanent Injunction concerning allegations of abuse of control, breach of fiduciary duty, gross mismanagement of business operations, waste of corporate assets, conversion and misappropriation of funds, and fraud. On April 23, 2022, an Order of Dismissal of the above-referenced Amended Petition and Application for a Temporary

Restraining Order, Temporary Injunction, and Permanent Injunction was submitted by a District Court of Texas where all claims asserted was dismissed with prejudice as a result of the parties reaching a compromise and settled all claims brought in the matter. Although the underlying real estate assets of the Company are expected to maintain a general liability insurance policy covering its activities, the Company itself does not intend to maintain a general liability insurance. As such, the Company will have to cover all costs and expenses related to any potential litigation, thereby limiting or loosing all of the returns of the Investor.

TAX CONSEQUENCES MAY VARY
No representation or warranty of any kind is made by the Company or its management with respect to any tax consequences of any investment in the Company. Each Investor should seek their own tax advice concerning the tax consequences of an investment in the Company.

NO LEGAL OR FINANCIAL ADVICE
In making an investment decision, Investors must rely on their own examination of the Company and the terms of this offering, including the merits and risks involved. Each Investor should consult its own counsel, accountant, financial advisor, or other professional adviser as to investment, legal, tax and other related matters concerning the Investor's proposed investment.

ADDITIONAL CAPITAL NEEDS
It is likely that the Company will need to raise additional capital and conduct subsequent raises throughout the life of the Company. The Company is not working with an underwriter, placement agent or similar party, and so there is no guarantee that the Company will raise any particular amount in this current offering or in the subsequent (future) offerings. The Company plans to raise additional capital to expand and continue operating its business, but there is no guarantee that, in such a scenario, such additional capital would be available on terms favorable to the Investor or available at all.

CERTAIN OTHER FACTORS MAY AFFECT FUTURE SUCCESS.
Any continued future success that the Company might enjoy will depend upon many factors, including factors beyond the control of the Company and/or which cannot be predicted at this time. These factors may include but are not limited to default rates on loans that the Company may make; changes in or increased levels of competition, including the entry of additional competitors and increased success by existing competitors such as Cardone Capital, Conti Multifamily, and Blackstone REIT Fund; changes in general economic conditions, such as government-mandated shutdowns and closures caused by Covid-19, including rent moratoriums, decreased rental income, and increased bad debts; increases in operating costs, such as increases in cost of construction, namely increase in the price of lumber, roofing delays, rental property insurance, oil and other travel-related expenses, as well as labor shortages; the Company's ability to obtain grant funding, subsidies, loans, or mortgages for real property owned; and reduced

margins caused by competitive pressures, such as cost of labor in the real estate management and leasing industry, as well as increased in recent buyer demands and lower real estate supply in Texas. Although the current real estate market in Texas is favorable to real estate companies such as the Issuer, the foregoing conditions may have a material adverse effect upon the Company's business, operating results, and financial condition should they occur. Unforeseen changes in consumer attitudes (tenants), market dynamics (rental industry), or regulations (zoning and rent control) may also adversely affect the Company, and therefore negatively affect the investment of the Investor. Recently, the Company's costs increased by 30% due to increases in lumber, oil, and other construction and construction-related expenses.

EFFECTIVE USE OF PROCEEDS

The Company may revise the Use of Proceeds and any other material change of this offering through an amendment and filing of a Form C with the Securities Exchange Commission (SEC). Failure to use such proceeds effectively could harm the business and financial condition of the Company.

KEY PERSONNEL

The Company's success substantially depends on the efforts of its Managing Member and Authorized Representative, Kaylee McMahon. In addition, the Company does not have an established plan to replace these persons in the case of death or disability. Investors must rely upon the judgment and skills of the Managing Member via its own Managing Member, Kaylee McMahon. The Company's success also depends upon its ability to recruit, train, and retain qualified staff, officers, and other members of management. The loss of the services of any of key personnel, or Company's inability to recruit, train, and retain qualified management, may have a material adverse effect on the Company's business and financial condition.

LACK OF LIQUIDITY

Currently, there is no established secondary market or exchange for the resale of Company's Units. This makes the Units illiquid. The Units are likely to remain illiquid for a considerable period of time. There is a risk that the illiquidity of the Units may create a negative impact on the value of the Units as an Investor seeking to sell their Units may have great difficulty in finding a buyer or may not find any buyers for the shares at all. Any decision to become publicly-traded will be at the discretion of the Company. Therefore, the Investor may have to retain their investment in the Company even if it is no longer financially desirable to do so and as a result, could lose their entire investment.

LIMITED TRANSFERABILITY OF SECURITIES

The Investor should be fully aware of the long‑term nature of their financial support of the Company. The Units may be transferred only if certain requirements are satisfied as further described in Appendix B, Subscription Agreement and Appendix C, Operating Agreement. The

Investor has represented to the Company that it is acquiring the shares for their own investment only and without a view to their immediate resale or distribution.

SECURITIES NOT REGISTERED WITH THE SEC AND UNRATED
The securities offered by the Company have not been registered with the Securities and Exchange Commission (SEC). Instead, the offer and sale of the Units is made in reliance on an exemption from registration pursuant to Section4(a)(6) and Regulation Crowdfunding (Reg CF) by the SEC. In addition, the securities being offered have not been submitted to any rating agency to obtain an opinion or rating of the risk of investment.

LIMITED EXPERIENCE

Although the Managing Member has significant experience in the residential real estate business (See Item #5 regarding Business Experience), the Company has only existed in this industry since 2020, so the Company's experience in real estate business is limited.

THE ENTITY IS A LIMITED LIABILITY COMPANY TAXED AS A PARTNERSHIP AND AN INVESTMENT IN THE COMPANY MAY HAVE TAX CONSEQUENCES THAT SHOULD BE UNDERSTOOD BEFORE INVESTING

The Company expects to be treated as a partnership for U.S. federal income tax purposes, and Investors will be required to account for their share of the Company's income, gain, loss, deductions, and credits in determining their federal income tax liability for each taxable year. As such, the tax consequences of investing into the Company are complicated and vary depending on Investors' particular circumstances. Prospective Investors should consult with their tax advisors regarding the potential tax treatment resulting from the acquisition, ownership, and disposition of an interest in the Company. No representation or warranty of any kind is made by the Company, its Managing Member, or advisors with respect to any tax consequences of any investment in the Company. Each prospective Investor should seek their own tax advice concerning the tax consequences of an investment in the Company.

COMPETITION IN THE REAL ESTATE INDUSTRY

The market for real estate is highly competitive and could become even more competitive, affecting the Company's sales, revenues, and profits. For example, additional competitors could enter the market or there could be increased success among existing competitors. The Company competes with other similar businesses, including competitors who may have greater access to capital, marketing and sales opportunities, and other resources. This includes Entrata, a property management software that was able to scale its operations much quicker than the Company due to more advanced technology. There can be no assurances that Company will be able to compete successfully, and competitive pressures may affect the ability to earn profits.

RETURNS

Investors will only be entitled to receive 7% pro rata of the Cash on Cash Returns of the Company, then 80% pro rata of the Cash on Cash Returns of the Company for a total Cash on Cash Return between 9-13%, as set forth in the Appendix A, Term Sheets, Appendix C, Operating Agreements, and Appendix B, Subscription Agreements. There is no assurance that any Cash on Cash Return (COC) will ever be made to Investors. Any COC to Investors will depend upon successful investments operations of the Company and in accordance with the terms outlined in the Term Sheets, Operating Agreements, and Subscription Agreements. The marketability and value of any such investment will also depend upon many factors beyond the control of the Company. Furthermore, expenses of the Company may exceed its income or cash flows, and the Investors could lose the entire amount of their investment.

THE COMPANY HAS NOT YET COMMENCED FULL OPERATIONS

The Company is incorporated as a Delaware limited liability company on November 23, 2020, and, as of the date of this Term Sheet. Because the Company is still in the development stage, it has earned little revenues or produced any profits. There is no assurance that it will ever earn sufficient revenues or produce profits overtime. As a fairly new enterprise, the Company is likely to be subject to risks its key personnel or management has not anticipated. This can result in the Investor losing all or substantially all of its investment within the Company.

LITIGATION COULD ADVERSELY AFFECT THE COMPANY

If the Company is involved in litigation or other similar proceedings or becomes the target of a regulatory investigation, such an event could be very costly, both because of the legal costs and because it would likely distract key personnel from their regular duties; and such an event could result in an adverse outcome with additional costs. Such an event could have a material adverse effect on the Company's operations, which could negatively impact the Investor's investment and the Investor may lose its entire investment. See the above-referenced section on "**RISK OF LITIGATION AND UNINSURED LOSSES**" for a discussion of recent litigation history.

THE COMPANY MAY NOT BE ABLE TO LIQUIDATE ITS REMAINING ASSETS

The Company intends to liquidate and dissolve seven (7) years after the close of the Total Offering, but may liquidate and dissolve at some time after the date of the close of the Total Offering, but before 7 years of this date, upon the discretion of the Managing Member, a court order, bankruptcy, or some other cause outside of the Company's control. There is a risk that the Company may at that time have assets that it is unable to liquidate. If it is possible to find a buyer for these illiquid assets, the market value of those assets may be substantially below the amount the Company invested in the assets. As a result, the Company may suffer a substantial loss on those assets, which would reduce the amount distributable to Investors. As a result, Investors may lose a portion of the value of their investment.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Term Sheet and the corresponding Appendix A - "Business Deck" & Appendix B - "Risk Factors" contains forward-looking statements. From time to time, additional written forward-looking statements may be made by the Company. These forward-looking statements are within the meaning of that term in Section 27A of the Securities Act and may include projections of revenues, income or loss, capital expenditures, business relationships, financings, proposed financings or investments by third parties, product development, plans for future operations, and plans relating the Company, as well as assumptions relating to the foregoing. These statements are based upon management's current expectations, beliefs, and assumptions about future events, are other than statements of historical fact, and involve a number of risks and uncertainties.

The words "believe," "may," "will," "could," "would," "plan," "expect," "intend," "anticipate," "estimate," "project" or the negative or plural of these words or similar expressions identify forward-looking statements, which speak only as of the date the statement was made, but are not the exclusive means of identifying those statements. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Statements in this Term Sheet and corresponding Appendix A - "Business Deck" & Appendix B - "Risk Factors" describe factors, among others, that could contribute to or cause those differences. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Term Sheet or its Exhibits may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Except as required by law, neither the Note nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. The Note undertakes no obligation to update publicly any forward-looking statements for any reason after the date of this Term Sheet and corresponding Appendix A & B to conform these statements to actual results or to changes in its expectations.

You should read the Term Sheet, corresponding Appendix A & B, and the documents that the Note references in this Term Sheet, with the understanding that the Note's actual future results, levels of activity, performance, and events and circumstances may be materially different from what the Note expects.

Miscellaneous

19. Legal Proceedings: Are there any legal proceedings involving your company that could have a material impact on its financial condition?

    NO

20. Changes: Have there been any significant changes in your company's financial condition or operations since the end of the most recent fiscal year?

    NO, Only that we have no liquidity due to investing into an illiquid investment (apartment building).

/S/KAYLEE MCMAHON-BONCOUR 4/30/24